BFIN Securities US LLC

f/k/a Brookfield Financial Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69752

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BFIN Securities US LLC f/k/a Brookfield Financial Securities US LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 6th Avenue, 22nd Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Canada LLP
(Name - if individual, state last, first, middle name)

66 Wellington Street West	Toronto	Ontario	M5K 1H1
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

BFIN Securities US LLC
f/k/a Brookfield Financial Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ]   Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Josephine Shum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BFIN Securities US LLC f/k/a Brookfield Financial Securities US LLC at December 31, 2017, is true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Chief Executive Officer_____
Title

Subscribed and sworn
to before me

JOSEPH P. DELANEY
Notary Public, State of New York
Registration #01DE6288503
Qualified In Nassau County
Commission Expires Sept. 9, 20 20

BFIN Securities US LLC
f/k/a Brookfield Financial Securities US LLC
(a wholly owned subsidiary of BFIN US Holdings LLC)
Index
December 31, 2017



Tel: 416 865 0200
Fax: 416 865 0887
www.bdo.ca

BDO Canada LLP
TD Bank Tower
66 Wellington Street West
Suite 3600, PO Box 131
Toronto, ON M5K 1H1 Canada

Report of Independent Registered Public Accounting Firm

The Board of Directors
BFIN Securities US LLC
New York, NY

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of BFIN Securities US LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 28, 2018

BFIN Securities US LLC
f/k/a Brookfield Financial Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 2,954,809
Fees receivable	1,858,109
Fixed assets, net of accumulated depreciation of $127,284	478,317
Other assets	32,599
Total assets	$ 5,323,834

Liabilities and Member's Equity

Liabilities

Due to affiliates	$ 286,092
Compensation payable	341,211
Deferred rent	162,652
Accounts payable and accrued expenses	30,643
Total liabilities	820,598
Member's equity	4,503,236
Total liabilities and member's equity	$ 5,323,834

The accompanying notes are an integral part of this financial statement.

BFIN Securities US LLC
f/k/a Brookfield Financial Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Notes to Financial Statement
December 31, 2017

1.   Organization and Business

BFIN Securities US LLC f/k/a Brookfield Financial Securities US LLC (the "Company"), a limited liability company formed under the laws of the State of Delaware on December 17, 2015. On February 7, 2017, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of BFIN US Holdings LLC (the "Parent"), which is an indirect subsidiary of Brookfield Asset Management Inc. (the "Ultimate Parent" or "BAM"), a publicly listed entity. The U.S. dollar is the functional and presentation currency of the Company.

The Company acts primarily as a broker or dealer providing investment advisory services.

2.   Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, whereas the income statement accounts are translated at the rate of exchange on the date of the transaction.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable
Accounts receivable include advisory and transaction success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2017, management believed no valuation allowance was warranted.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization.

Deferred rent
Lease incentives, in the form of free rent, have been recognized as a liability and are being amortized on a straight-line basis over the lease term.

BFIN Securities US LLC
f/k/a Brookfield Financial Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Notes to Financial Statement
December 31, 2017

2.   **Summary of Significant Accounting Policies**

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes.

Stock compensation
The Ultimate Parent provides compensation to certain key employees of the Company in the form of share based awards. The expense for these shares based awards is recognized based on the grant date fair value and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability to BFIN Holding LP ("Holding").

3.   **Transactions with related parties**

Effective January 1, 2017, the Company acquired all of Brookfield Private Advisors LLC ("BPAL"), fixed assets, totaling $605,600 net of depreciation, the office lease expiring in 2024, intercompany accounts and the net liabilities relating to share-based awards, for those registered representatives relocating to the Company. This transaction resulted in cash receipt in the amount of $42,720.

The company maintains an administrative services agreement (the "Agreement") with an affiliate, under common control, BFIN Real Estate Group New York, LLC ("BFREG"). Pursuant to the Agreement, this affiliate provide accounting, administrative, and other services. Additionally, BFREG reimburses the Company for 50% of the Company's lease costs.

As at December 31, 2017, balances owing to affiliates are as follows:

BFIN Real Estate Group New York, LLC	$	236,092
BFIN Global Holdings Inc.		50,000
	$	286,092

The Ultimate Parent provides compensation to certain key employees of the Company in the form of share based awards which are cash settled and is based on the market price of BAM's shares. On the date the Ultimate Parent grants these awards, the Ultimate Parent acquires the shares from the market which crystallizes the amount of the award and the amount payable by the Company.

The obligations for the share-based awards relating to the employees are accrued over the vesting period. The Ultimate Parent manages this program for the Company.

BFIN Securities US LLC
f/k/a Brookfield Financial Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Notes to Financial Statement
December 31, 2017

3. Transactions with related parties (continued)

The Company has a commitment to pay Holding $10,336 for awards which have not vested and these are payable over the next five years, as shown in table below:

Year Ending December 31,	
2018	6,584
2019	2,169
2020	1,039
2021	489
2022	55
	$ 10,336

The number of shares granted pursuant to the stock compensation awards, in 2017, totaled 285 that will vest equally over the next 5 years.

As at December 31, 2017, the amount of $204,550 related to BFIN share-based compensation costs remained a payable to Holding.

Related party transactions are measured at the exchange amount which is the amount agreed between the parties at the time the transaction is entered into.

All transactions with related parties are settled in the normal course of business. Amounts due to affiliates are non-interest bearing and have no specific terms of repayment. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Fixed Assets

Fixed assets at December 31, 2017 consists of:

Furniture and fixtures	$ 52,769
Leasehold improvement	552,832
	605,601
Less: Accumulated depreciation and amortization	(127,284)
	$ 478,317

BFIN Securities US LLC
f/k/a Brookfield Financial Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Notes to Financial Statement
December 31, 2017

5.   Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first twelve months of operations. At December 31, 2017, the Company had net capital of $2,134,211 which exceeded the required net capital by $2,031,636. The ratio of aggregate indebtedness to net capital, at December 31, 2017 was .38 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6.   Commitments

The Company leases office space, from an affiliate under common control, under a non-cancellable lease agreement which expires on May 31, 2024. At December 31, 2017, the annual minimum payments under this agreement are approximately:

Year Ending December 31,	Gross lease Cost	BFREG Reimbursement	Net Rent
2018	$ 374,000	$ (187,000)	$ 187,000
2019	374,000	(187,000)	187,000
2020	374,000	(187,000)	187,000
2021	374,000	(187,000)	187,000
2022	374,000	(187,000)	187,000
Thereafter	530,000	(265,000)	265,000
	$ 2,400,000	$ (1,200,000)	$ 1,200,000

The lease has provisions for escalations.   Rent expense for the year ended December 31, 2017 was approximately $153,000.

7.   Financial risk management

The Company is exposed to credit risk as substantially all of the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange and market risk.

BFIN Securities US LLC
f/k/a Brookfield Financial Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Notes to Financial Statement
December 31, 2017

8.   **Recent accounting developments**

FASB issued ASU 2014-09 - Revenue from Contracts with Customers
The guidance supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the fiscal years beginning after December 15, 2017. Management has determined that the adoption of Topic 606 will have no impact on the Company's financial statements.

FASB issued ASU 2014-09 – Leases
Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on January 1, 2019.

Management believes that the potential impact, with respect to these new developments, on its financial statements and the related disclosures will not be material.

9.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2017. The Company made capital distributions of $1,500,000 and $4,500,000 on February 9, 2018 and February 22, 2018, respectively.